UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

Exchange Act of 1934 (the "Act")

August 12, 2003

ASPEN GROUP RESOURCES CORPORATION

(Exact name of Registrant as specified in its Charter)

Yukon, Canada                                                           0-28814                                                           98-0164357

(State of other jurisdiction of                                 (Commission File                                             I.R.S. Employer

incorporation or organization)                                    Number)                                                   Identification No.)

One North Hudson,  Suite 1000

Oklahoma City, Oklahoma 73102

(Address of principal executive offices)

Telephone Number (405) 278-8800

(Registrant's telephone number, including area code)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F

X

Form 4-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

No   X

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this

Report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  August 12, 2003

ASPEN GROUP RESOURCES CORPORATION

(Registrant)

/s/ Robert Calentine

Name:  Robert Calentine

Title:  Chief Executive Officer

INDEX OF EXHIBITS

Exhibit 01

Management Information Circular dated August 5, 2003 for the Annual and Special

Meeting of shareholders on September 4, 2003

Exhibit 02

Notice of Meeting dated August 5, 2003 for the Annual and Special Meeting of shareholders on September 4, 2003

Exhibit 03

Proxy Form for the Annual and Special Meeting of shareholders on September 4, 2003

Exhibit 04

Supplemental Mail Card